Exhibit 12.1
Fidelity National Financial, Inc.
Ratio of Earnings to Fixed Charges Calculation

	Three Months Ended
	March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Adjusted earnings before fixed charges (1)	$42.9	$(1.1)	$344.9	$(279.7)	$185.3	$941.5	$1,289.3

Add: fixed charges
Interest expense and amortization of debt discount and debt issuance costs	$7.1	$11.8	$36.7	$58.6	$52.9	$210.0	$172.3
Estimated interest component of rent expense	11.7	13.8	50.5	45.5	54.1	74.1	68.7

Total fixed charges	$18.8	$25.6	$87.2	$104.1	$107.0	$284.1	$241.0

Total earnings and fixed charges	$61.7	$24.5	$432.1	$(175.6)	$292.3	$1,225.6	$1,530.3

Ratio of earnings to fixed charges	3.3	1.0	5.0	(1.7)	2.7	4.3	6.3

Rent expense	$35.5	$41.9	$153.1	$138.0	$163.9	$224.4	$208.3

(1)	Adjusted earnings are defined as earnings before provision for income tax and discontinued operations and excluding undistributed earnings and losses from investments in unconsolidated affiliates and noncontrolling interests, and fixed charges.